ATHERSYS, INC.

3201 Carnegie Avenue

Cleveland, Ohio 44115-2634

October 9, 2014

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Matthew Jones
Bryan J. Pitko

Re:	Athersys, Inc. Form 10-K Filed March 13, 2014 File No. 001-33876

Ladies and Gentlemen:

Athersys, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 26, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K (the “Form 10-K”), filed March 13, 2014.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the Company’s response.

Collaborations and Partnerships, page 13

1.	Comment: We note your disclosure in the risk factors at page 21 that your material collaborations and licensing arrangements are your collaboration with Pfizer, your collaboration with RTI, and your license with the University of Minnesota pursuant to which you license certain aspects of the MAPC technology. As investors are entitled to an understanding of the material terms of each of your material agreements, please revise your disclosure to provide the following information with respect to your agreements with Pfizer, RTI, and the University of Minnesota:

•	Whether the agreement is exclusive;

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•	The range of potential royalties that the parties may be obligated to pay under the agreement. Please ensure that your disclosed range of royalties is within a ten-percent range (e.g., “10-20%,” “single digits,” “teens,” “twenties,” as applicable);

•	The duration of the agreement; and

•	For the collaboration with RTI and the University of Minnesota license agreement, the applicable termination provisions.

To the extent you have received confidential treatment for individual royalty percentages, please note that we are requesting disclosure of the range of royalties to be paid not disclosure of specific royalty percentages. Likewise, where the duration of an agreement is reliant upon the underlying royalty term of your agreement or the occurrence of specific events, your disclosure should describe these aspects of the agreement regardless of whether such information was previously subject to confidential treatment.

Response: In future filings, the Company will revise its Collaborations and Partnerships disclosure with respect to Pfizer, RTI and the University of Minnesota to disclose additional information regarding whether the agreements are exclusive, the range of potential royalties that the parties may be obligated to pay under the agreements, the duration of the agreements and the applicable termination provisions. The following is an example of the type of additional disclosure the Company would expect to include in future filings (blacklined to show proposed changes).

Collaborations and Partnerships

Pfizer

In 2009, we entered into a collaboration agreement with Pfizer to develop and commercialize MultiStem therapy for the treatment of IBD for the worldwide market on an exclusive basis. Under the terms of the agreement, we received a non-refundable up-front cash payment of $6.0 million from Pfizer and research funding during the initial phase of the collaboration that ended in 2012. In addition, we are also eligible to receive milestone payments of up to $105 million upon the successful achievement of certain development, regulatory and commercial milestones, though there can be no assurance that we will achieve these milestones, and no significant milestone payments were received as of December 31, 2013. We are responsible for manufacturing and Pfizer pays us for manufacturing product for clinical development and commercialization purposes. Pfizer has responsibility for

October 9, 2014

development, regulatory and commercialization ~~and will pay us tiered royalties on worldwide commercial sales of MultiStem IBD products. Alternatively, in lieu of royalties and certain commercialization milestones, we~~. We may elect to co-develop with Pfizer ~~and~~, in which case the parties will share development and commercialization expenses and profits~~/losses~~ (if any) on an agreed basis beginning at Phase 3 clinical development. Alternatively, we may elect to not co-develop with Pfizer, in which case Pfizer will pay us tiered single-digit royalties on worldwide commercial sales of MultiStem IBD products. Any royalties may be subject to certain reductions related to market exclusivity, patent claims and credits from sales milestone payments. The duration of royalty payments is on a country-by-country and product-by-product basis, and shall continue until the later of the date the licensed product is no longer covered by a patent claim in such country, or twelve years from product launch in such country.

The Pfizer collaboration does not have a specific termination date, but will terminate upon the last to expire royalty term, unless terminated earlier by either party. Either party can terminate the agreement for an uncured material breach or default. Pfizer is permitted to terminate the agreement upon advance written notice to us if we sustain certain turnover levels for employees working on the program, if our license with the University of Minnesota is terminated, if we experience a specified change of control event, or in its sole discretion. We can terminate the agreement if a certain milestone event has not occurred by a defined period of time, or if we reasonably believe that Pfizer has failed to satisfy its obligations to progress the development of the program. Following termination of the agreement by us, all licenses granted to Pfizer to develop and commercialize MultiStem for IBD will terminate, other than certain more limited research licenses, and ownership of regulatory and clinical data will revert to us. Following termination of the agreement by Pfizer, the licenses granted to Pfizer will remain in effect according to their terms, unless the termination is due to our breach, employee turnover or termination of the license with University of Minnesota, in which case payments to us will be reduced from what was otherwise payable. Also, if Pfizer terminates in its sole discretion, then Pfizer retains its obligation to fund our research and development costs as set forth in the agreement.

University of Minnesota

In 2003, we acquired the exclusive rights to the MAPC technology originally developed at the University of Minnesota pursuant to a license agreement with the University. Over the past several years, we have further developed this technology and the manufacturing of the cells for use in ongoing clinical trials. We refer to the lead cell therapy as the MultiStem product platform. We are obligated to pay the University of Minnesota a royalty based on worldwide commercial sales of licensed products if covered by a valid licensed patent. The low single-digit royalty rate may be reduced if third-party payments for intellectual property rights are necessary or commercially desirable to permit the manufacture or sale of the product. The royalty payment obligation and the term of the license agreement expire upon the last to expire licensed

October 9, 2014

patent. Based on our current patent portfolio, and absent any continuations, renewals or extensions of existing patents, the last licensed patent to expire under the license agreement is currently expected to expire in 2028. The license agreement does not have a specific termination date, but the University of Minnesota can terminate the license agreement for an uncured event of default, as defined, or upon our bankruptcy and we can terminate the license agreement at any time.

RTI

In 2010, we entered into an agreement with RTI to develop and commercialize MAPC technology-based biologic implants for certain orthopedic applications in the bone graft substitutes market on an exclusive basis. Under the terms of our RTI agreement, we received $5.0 million of license fees in installments during 2010-2012. In accordance with the agreement, we are also eligible to receive an additional $35.5 million in cash payments upon the successful achievement of certain commercial milestones, though there can be no assurance that such milestones will be achieved, and no significant milestone payments were received as of December 31, 2013. In addition, we ~~will~~are entitled to receive tiered royalties on worldwide commercial sales of implants using our technologies ~~beginning in 2014, since RTI recently~~based on a royalty rate starting in the mid-single digits and increasing into the mid-teens. RTI commenced its commercialization activities~~.~~ in 2013. Any royalties may be subject to a reduction if third-party payments for intellectual property rights are necessary or commercially desirable to permit the manufacture or sale of the product.

The term of the agreement is the longer of (i) five years from the effective date in 2010, (ii) two years after the last sale of a licensed product, (iii) the last to expire of any past, present or future licensed patent, and (iv) the life of trade secrets applicable to the licensed product. Either party can terminate the agreement upon the other party’s bankruptcy or for an uncured material breach. RTI can terminate the agreement if our rights to our technology expire such that there is a material effect on the development and commercialization of the licensed products. We can terminate the agreement if RTI has not reached a specific target of sales of the licensed product within five years of the effective date or a specified target of annual sales each year thereafter.

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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

October 9, 2014

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-426-3565.

Very truly yours,

/s/ Gil Van Bokkelen
Gil Van Bokkelen
Chief Executive Officer

cc:	Michael J. Solecki